Filed by Verizon Communications Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: MCI, Inc.

Commission File No.: 001-10415

Virginia State Corporation Commission staff report on Verizon-MCI merger

If–Asked Talk points

Talk points:

The SCC staff report is just that – a report. The commission is under no obligation to accept the recommendations in the staff report.

We’re confident that when the commission reviews the entire record, including our Aug. 26 reply to the various comments filed in the case and the public hearing next month, it will agree that our proposed transaction meets the statutory requirements of the state Utilities Transfer Act. It also will recognize that the merger of Verizon and MCI will benefit customers as the companies combine their complementary assets and expertise to create a stronger and more efficient competitor.

The staff’s proposed conditions are unnecessary, and they need not be adopted by the commission. Many are being addressed in other venues (e.g., the commission’s proposed new service quality rules, Verizon’s Virginia regulatory plan, the FCC and DoJ).

The Verizon/MCI transaction is a product of the ongoing changes in the telecommunications sector around new technologies, new services, and new providers. This transaction will:

•	Create a strong, new competitor in the marketplace by bringing together complementary assets and capabilities.
•	Create a strong new competitor with the nation’s most advanced broadband platform.
•	Strengthen Verizon’s ability to deliver the benefits of innovation to customers of all sizes, from consumers to the largest enterprise user.

This acquisition does not alter the dynamics now reshaping the consumer business. Long distance and local phone service are no longer separate, stand-alone businesses, and intermodal competition from any-distance providers such as cable, wireless, VoIP and other non-traditional sources will provide the most significant competition going forward. A partial list of mass-market competitors includes AT&T (which is merging with SBC), Cavalier, Ntelos, US LEC, Covad, Comcast, Cox, Adelphia and Vonage, among others.

In addition, MCI’s position in the mass market (consumers and small businesses) is in continuing and irreversible decline, a result of technological, market and regulatory developments that have compelled MCI to de-emphasize its mass-market business and focus on serving its enterprise and IP backbone customers.

(Other messages as needed):

—	Competitive benefits and absence of harms make conditions on the transaction unnecessary.

Customers nationwide, and enterprise customers in particular, will benefit from the creation of a strong new competitor formed by the combination of Verizon and MCI. Additionally, the public interest will be clearly served by the increased investment in the nation’s critical infrastructure made possible by this transaction, and from the creation of the nation’s most advanced broadband platform, capable of delivering next-generation multimedia services in markets across the country.

—	Sufficient regulatory safeguards are already in place.

Existing regulatory safeguards have effectively prevented anti-competitive behavior. In the absence of any competitive harm, there is no basis for regulatory conditions on the transaction. Policy makers should not distort the market by imposing additional transaction conditions that, by definition, fail to reach all competitors.

—	The enterprise market will remain highly competitive.

The enterprise segment has long been recognized as one of the most competitive and least concentrated sectors of the communications market. Indeed, when considering the full set of domestic service providers (such as AT&T, Sprint, Qwest, XO, Level 3, IBM, EDS, Accenture, Northrop Grumman, and Lockheed Martin) and the many global telecommunications providers (such as British Telecom, Deutsche Telekom, COLT, Equant, KPN Telecom, and NTT), Verizon and MCI’s combined share of enterprise revenues would be no more than 16%-22% – a portion less than the combined share of AT&T/SBC. Thus, the Verizon/MCI transaction will not harm competition for enterprise customers.

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In connection with the proposed acquisition of MCI, Verizon filed, with the SEC on August 15, 2005, an amended proxy statement and prospectus on Form S-4 (Registration No. 333-124008), that contain important information about the proposed acquisition. These materials are not yet final and will be amended. Investors are urged to read the proxy statement and prospectus filed, and any other relevant materials filed by Verizon or MCI because they contain, or will contain, important information about Verizon, MCI and the proposed acquisition. The preliminary materials filed on August 15, 2005, the definitive versions of these materials and other relevant materials (when they become available) and any other documents filed by Verizon or MCI with the SEC, may be obtained for free at the SEC’s website at www.sec.gov. Investors may also obtain free copies of these documents at www.verizon.com/investor, or by request to Verizon Communications Inc., Investor Relations, 1095 Avenue of the Americas, 36th Floor, New York, NY 10036. Free copies of MCI’s filings are available at www.mci.com/about/investor_relations, or by request to MCI, Inc., Investor Relations, 22001 Loudoun County Parkway, Ashburn, VA 20147. Investors are urged to read the proxy statement and prospectus and the other relevant materials when such other materials become available before making any voting or investment decision with respect to the proposed acquisition.

Verizon, MCI, and their respective directors, executive officers, and other employees may be deemed to be participants in the solicitation of proxies from MCI shareowners with respect to the proposed transaction. Information about Verizon’s directors and executive officers is available in Verizon’s proxy statement for its 2005 annual meeting of shareholders, dated March 21, 2005. Information about MCI’s directors and executive officers is available in MCI’s proxy statement for its 2005 annual meeting of stockholders, dated April 20, 2005. Additional information about the interests of potential participants will be included in the registration statement and proxy statement and other materials filed with the SEC.

NOTE: This document contains statements about expected future events and financial results that are forward-looking and subject to risks and uncertainties. For those statements, we claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. The following important factors could affect future results and could cause those results to differ materially from those expressed in the forward-looking statements: a significant change in the timing of, or the imposition of any government conditions to, the closing of the transaction, if consummated; actual and contingent liabilities; and the extent and timing of our ability to obtain revenue enhancements and cost savings following the transaction. Additional factors that may affect the future results of Verizon and MCI are set forth in their respective filings with the Securities and Exchange Commission, which are available at www.verizon.com/investor/ and www.mci.com/about/investor_relations/sec/.